# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Claros Mortgage Trust, Inc., CIK 0001666291
CUSIP: 18270D106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: C/O MACK REAL ESTATE GROUP, 60 COLUMBUS CIRCLE, 20TH FLOOR, New York, New York (NY), 10023
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005180
Filed by CIK 0001892772

## Reporting persons
- Hyundai Investments Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Korea Republic Of (M5); sole voting power 20,804,669; shared voting power 0; sole dispositive power 20,804,669; shared dispositive power 0; aggregate amount beneficially owned 20,804,669 (14.9% of the class)
  Comment: The percentage is based on 139,362,657 shares of the Issuer's Common Stock outstanding as of April 7, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 22, 2025.

## Item 1. Issuer
Name of issuer: Claros Mortgage Trust, Inc.
Address of issuer's principal executive offices: Mack Real Estate Credit Strategies, L.P. 60 Columbus Circle, 20th Floor New York, NY, 10023

## Item 2. Person Filing
Name of person filing: Hyundai Investments Co., Ltd.
Address of principal business office or, if none, residence:
10F Shinyoung Securities Building
16, Gukjegeumyung-ro 8-gil
Yeongdeungpo-gu, Seoul, 07330
Republic of South Korea
Citizenship: Hyundai Investments Co., Ltd. is a company incorporated under the laws of South Korea.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 20,804,669 shares of the Issuer's common stock, $0.01 par value per share.
Percent of class:
14.9%
The percentage is based on 139,362,657 shares of the Issuer's Common Stock outstanding as of April 7, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 22, 2025.
Sole power to vote or to direct the vote: 20,804,669
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 20,804,669
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Shares are held for the benefit of five private trusts (collectively, the "Trusts") that are managed by Hyundai Investments Co., Ltd. (the "Investment Manager"), of which 8,040,703 shares of the Issuer's common stock are held for Hyundai Investments MACK US Debt Professional Investors Private Real Estate Investment Trust No. 4 and 9,720,173 shares of the Issuer's common stock are held for Hyundai Investments MACK US Debt Professional Investors Private Real Estate Investment Trust No. 20. The amount of shares held for each of the other three Trusts does not exceed 5.0% of the shares of the Issuer's common stock. The percentage is based on 139,362,657 shares of the Issuer's Common Stock outstanding as of April 7, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 22, 2025.

The Investment Manager may be deemed to be a beneficial owner of the Shares held by the Trusts under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as, in its capacity as investment manager of the Trusts, it has the power to vote and dispose of, or direct the voting and disposition of, the shares, and disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Hyundai Investments Co., Ltd.: /s/ Rack Myong Choi, Rack Myong Choi / Executive Director (05/15/2025)